FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 27, 2005

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Release
SIEMENS AG SEGMENT INFORMATION (unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF INCOME (unaudited)
SIEMENS AG STATEMENTS OF CASH FLOW (unaudited)
SIEMENS AG CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures(1)

	2nd quarter(2)		first six months(3)
	2005	2004	2005	2004
Net income	781	1,210	1,782	1,936
(in millions of euros)
Effects related to Infineon share sale and a goodwill impairment(4)		403		403

		807		1,533

Earnings per share(5)	0.88	1.36	2.00	2.17
(in euros)

Net cash from operating and investing activities	(193)	3,565	(2,498)	2,374
(in millions of euros)
therein: Net cash provided by (used in) operating activities	572	2,175	(684)	1,578
Net cash provided by (used in) investing activities	(765)	1,390	(1,814)	796
Supplemental contributions to pension trusts	—	—	(1,496)	(1,255)
(included in net cash provided by (used in) operating activities)
Net proceeds from the sale of Infineon shares	—	1,794	—	1,794
(included in net cash provided by (used in) investing activities)

Group profit from Operations	1,098	1,076	2,531	2,437
(in millions of euros)

New orders	20,674	19,716	42,211	40,206
(in millions of euros)

Sales	18,563	17,794	36,730	36,123
(in millions of euros)

	March 31, 2005	September 30, 2004
Employees (in thousands)	440	430
Germany	164	164
International	276	266

(1)	Unaudited.
(2)	January 1 — March 31, 2005 and 2004, respectively.
(3)	October 1, 2004 and 2003 — March 31, 2005 and 2004, respectively.
(4)	Pretax gain of €590 million on sale of Infineon shares plus related €246 million reversal of deferred tax liability, less a goodwill impairment of €433 million.
(5)	Earnings per share — basic.

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Press Presse Prensa
For the business and financial press
Lisbon, April 27, 2005

Siemens in the second quarter (January 1 to March 31) of fiscal 2005

•	Net income was €781 million, resulting in earnings per share of €0.88.

•	Reported net income of €1.210 billion in the prior-year period included significant effects, primarily a gain on the sale of shares in Infineon Technologies AG. Excluding these effects, the prior-year result was €807 million.

•	Group profit from Operations was €1.098 billion, up from €1.076 billion in the second quarter a year ago.

•	Orders rose 5% year-over-year, to €20.674 billion, and sales increased 4%, to €18.563 billion.

•	Net cash from operating and investing activities was a negative €193 million. A year earlier, net cash from operating and investing activities was a positive €3.565 billion, including net proceeds of €1.794 billion from the sale of Infineon shares.

“As we expected, most of our Groups delivered good performance in the second quarter, especially considering the modest economic growth in European markets. This goes most of all for our top earnings performers. Taken together, these Groups showed solid progress which should continue through the rest of the fiscal year. The acquisitions we’ve announced will expand the competitive position of these businesses and further strengthen the growth opportunities for our entire company,” said Siemens CEO Klaus Kleinfeld. “In addition, the three smaller Groups in the Automation and Control business area clearly improved their earnings compared to the prior year and continue to move toward their margin targets.”

“Against this generally positive background we intensified the restructuring measures in our Information and Communications Groups, as part of the previously announced strategic reorientation of their businesses,” Kleinfeld continued. “These measures will continue and lead to further charges, which from today’s standpoint we can’t specify as to amount or timing. The goal, however, is clear: to position our Information and Communications activities for the future, while keeping in mind the interests of our customers, suppliers, and employees.”

For the second quarter of fiscal 2005, ended March 31, 2005, Siemens reported net income of €781 million and basic and diluted earnings per share of €0.88 and €0.84, respectively. In the second quarter a year earlier, net income was €1.210 billion and basic and diluted earnings per share were €1.36 and €1.30, respectively. Prior-year results included a €590 million pretax gain on the sale of shares in Infineon plus a related €246 million reversal of deferred tax liability, partly offset by a €433 million goodwill impairment. Excluding the net result of these effects, €403 million, net income in the prior-year period was close to the level in the current period.

Group profit from Operations in the second quarter rose 2% year-over-year, to €1.098 billion. Top earnings performers included Automation and Drives (A&D), Power Generation (PG), Medical Solutions (Med), Siemens VDO Automotive (SV), Osram and Power Transmission and Distribution (PTD). Transportation Systems (TS) was in the black. Communications (Com) posted a loss, primarily due to its Mobile Devices business, while the negative result at Siemens Business Services (SBS) included significant charges arising from strategic reorientation measures.

Financing and Real Estate activities contributed €124 million in income before income taxes in the second quarter, up from €111 million a year earlier. Corporate Treasury activities contributed €77 million compared to €128 million in the prior-year period.

Second-quarter sales were up 4% year-over-year, to €18.563 billion, and orders increased 5%, to €20.674 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, sales and orders increased 1% compared to the second quarter a year earlier. International sales rose 8%, compared to a 7% decline in Germany. Within international sales, growth in the Americas and Asia-Pacific regions outpaced growth in Europe. International orders were up 5% year-over-year, compared to 3% growth in Germany. Within international orders, the primary growth driver was Asia-Pacific with an 16% rise.

Operations used €490 million in net cash from operating and investing activities in the second quarter, including a build-up of net working capital and higher capital expenditures. In the second quarter a year earlier, net cash provided of €2.719 billion included net proceeds of €1.794 billion from the sale of Infineon shares. Financing and Real Estate and Corporate Treasury activities provided net cash of €297 million in the second quarter, compared to net cash provided of €846 million in the same period a year earlier. For Siemens as a whole, operating and investing activities used net cash of €193 million, compared to €3.565 billion in net cash provided in the prior-year period.

Operations in the second quarter of fiscal 2005

Information and Communications

Communications (Com)*

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable**
Group profit	(19)	146
Group profit margin	(0.5)%	3.5%

Sales	4,000	4,196	(5)%	(6)%
New orders	4,084	4,402	(7)%	(7)%

*	Com includes the activities of Siemens’ former Information and Communication Networks (ICN) and Information and Communication Mobile (ICM) Groups, which were combined into a single Group at the beginning of the fiscal year. Prior-year results have been recast into the new structure for purposes of comparison.

**	Excluding currency translation effects of (1)% on orders, and portfolio effects of 1% on sales and orders.

Com posted a loss of €19 million in the second quarter, due primarily to the Mobile Devices business which had a loss of €138 million (prior year: positive €13 million). Second-quarter sales were €4.000 billion and orders were €4.084 billion, compared to €4.196 billion and

€4.402 billion, respectively, a year earlier. Revenue growth in the Mobile Networks and Fixed Networks businesses was more than offset by lower demand at Mobile Devices, where handset volume of 9.3 million units (prior year: 12.8 million) generated sales of €842 million (prior year: €1.243 billion).

Siemens Business Services (SBS)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	(129)	26
Group profit margin	(10.0)%	2.3%

Sales	1,284	1,121	15%	6%
New orders	1,549	1,334	16%	(7)%

*	Excluding portfolio effects of 9% and 23% on sales and orders, respectively.

A loss of €129 million at SBS in the second quarter included €63 million in charges for capacity adjustments and disposal of its Sinitec business, arising from implementation of ongoing restructuring measures. Long-term outsourcing contracts, partly involving acquisitions, pushed sales up 15%, to €1.284 billion, and orders up 16%, to €1.549 billion.

Automation and Control

Automation and Drives (A&D)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	277	235	18%
Group profit margin	12.3%	11.2%

Sales	2,258	2,102	7%	8%
New orders	2,352	2,180	8%	9%

*	Excluding currency translation effects.

A&D again led all Groups with €277 million in second-quarter Group profit. Further increases in productivity and capacity utilization improved A&D’s earnings margin more than a full point year-over-year, to 12.3%. Sales rose 7% to €2.258 billion, including double-digit growth in the Americas and Asia-Pacific regions. Order growth for the quarter was broad-based, rising 8% from the prior-year level to €2.352 billion.

Industrial Solutions and Services (I&S)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	41	26	58%
Group profit margin	3.5%	2.6%

Sales	1,169	983	19%	6%
New orders	1,291	1,085	19%	7%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 15% and 14% on sales and orders, respectively.

Second-quarter sales and orders at I&S rose 19% year-over-year, to €1.169 billion and €1.291 billion, respectively, reflecting the Group’s USFilter acquisition between the periods under review. Second-quarter Group profit of €41 million also benefited from the acquisition.

Logistics and Assembly Systems (L&A)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	7	(30)
Group profit margin	1.3%	(6.0)%

Sales	536	503	7%	13%
New orders	866	761	14%	18%

*	Excluding currency translation effects of (3)% and (2)% on sales and orders, respectively, and portfolio effects of (3)% and (2)% on sales and orders, respectively.

L&A recorded Group profit of €7 million in the second quarter on broad-based earnings improvement. For comparison, the loss in the prior-year period was burdened by charges related to excess capacity and project cost overruns. Second-quarter sales rose 7%, to €536 million, while orders climbed 14%, to €866 million, including large contracts in Europe and Asia-Pacific.

Siemens Building Technologies (SBT)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	22	16	38%
Group profit margin	2.1%	1.6%

Sales	1,030	996	3%	1%
New orders	1,128	1,030	10%	7%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 4% and 5% on sales and orders, respectively.

Second-quarter Group profit at SBT rose to €22 million from €16 million a year earlier, reflecting improvement in the Group’s cost position. Sales of €1.030 billion were up 3% from the prior-year level, while orders rose 10% to €1.128 billion on strong demand in the Security Systems division.

Power

Power Generation (PG)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	257	274	(6)%
Group profit margin	12.7%	16.0%

Sales	2,024	1,713	18%	14%
New orders	2,515	2,414	4%	4%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 6% and 2% on sales and orders, respectively.

PG generated Group profit of €257 million in the second quarter, including a positive contribution from equity investment income. Group profit in the prior-year period benefited from the release of accruals associated with project completion. Second-quarter sales of €2.024 billion included services growth and the acquisition of the Group’s Wind Power business between the periods under review. Two major contracts in Spain, for components and service, fueled the increase in second-quarter orders, which reached €2.515 billion.

Power Transmission and Distribution (PTD)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	61	63	(3)%
Group profit margin	6.9%	7.9%

Sales	890	793	12%	6%
New orders	1,229	907	36%	31%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 8% and 7% on sales and orders, respectively.

Second-quarter orders climbed 36%, to €1.229 billion, on a broad-based increase in new business including large orders in China and the Middle East. Sales of €890 million, up 12% year-over-year, benefited from the Group’s acquisition of Trench Electric Holding between the periods under review. Second-quarter Group profit at PTD was €61 million compared to €63 million a year earlier.

Transportation

Transportation Systems (TS)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	4	(289)
Group profit margin	0.4%	(28.4)%

Sales	940	1,017	(8)%	(8)%
New orders	1,011	1,121	(10)%	(10)%

*	No currency translation effects and portfolio effects.

TS posted second-quarter Group profit of €4 million compared to a loss of €289 million in the prior-year period, when technical issues in the Group’s rolling stock business required TS to take substantial charges. Sales of €940 million came in below prior-year levels. Orders were €1.011 billion, as growth in Asia-Pacific only partially offset lower orders in Europe.

Siemens VDO Automotive (SV)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	160	128	25%
Group profit margin	6.8%	5.9%

Sales	2,348	2,162	9%	0%
New orders	2,343	2,160	8%	(1)%

*	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 10% on sales and orders.

SV’s second-quarter sales and orders were €2.348 billion and €2.343 billion, respectively. As demand softened on an industry-wide basis, volume growth year-over-year was driven by acquisitions between the periods under review, including an automotive electronics unit in the U.S. With a larger revenue base and more favorable revenue mix, SV was able to increase Group profit to €160 million from €128 million in the same period a year earlier.

Medical

Medical Solutions (Med)

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	218	228	(4)%
Group profit margin	12.3%	13.3%

Sales	1,774	1,708	4%	7%
New orders	1,923	1,736	11%	15%

*	Excluding currency translation effects of (3)% and (4)% on sales and orders, respectively.

In the second quarter, Med contributed €218 million in Group profit in the highly competitive market for medical solutions. On the strength of its core diagnostic imaging businesses, Med increased second-quarter sales to €1.774 billion, up 4% year-over year, and took in orders of €1.923 billion, 11% higher than in the second quarter a year earlier. Excluding currency translation effects, growth in sales and orders was even stronger.

Lighting

Osram

	Second quarter
			% Change
(€ in millions)	2005	2004	Actual	Comparable*
Group profit	117	116	1%
Group profit margin	11.1%	10.7%

Sales	1,057	1,088	(3)%	0%
New orders	1,057	1,088	(3)%	0%

*	Excluding currency translation effects of (3)% on sales and orders.

Osram increased Group profit to €117 million on the strength of higher-margin new products and tight cost control. These factors enabled the Group to improve its earnings margin despite softening demand that held Osram’s sales at €1.057 billion, level with the prior year excluding negative currency translation effects.

Other Operations

Other Operations consist of centrally held equity investments and other operating businesses not related to a Group. These activities contributed €82 million in Group profit in the second quarter, compared to €137 million in the same period a year earlier. The decline was driven by lower equity earnings from joint ventures, particularly at BSH Bosch und Siemens Hausgeräte GmbH.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations were a negative €290 million in the second quarter, compared to a negative €108 million in the same period a year earlier. The difference is due primarily to effects in the second quarter a year earlier, when a centrally taken goodwill impairment of €433 million related to L&A was more than offset by a pre-tax gain of €590 million on the sale of Infineon shares. Higher expenses for corporate items in the current period were partially offset by a decrease in centrally carried pension expense year-over-year.

Financing and Real Estate

Siemens Financial Services (SFS)

	Second quarter
(€ in millions)	2005	2004	% Change
Income before income taxes	90	66	36%

	March 31,	Sept. 30,
	2005	2004
Total assets	9,123	9,055	1%

Income before income taxes at SFS was €90 million, up from €66 million in the second quarter a year earlier, due primarily to a special dividend related to an investment held by the Equity division. Assets rose slightly compared to the end of fiscal 2004 despite negative currency translation effects.

Siemens Real Estate (SRE)

	Second quarter
(€ in millions)	2005	2004	% Change
Income before income taxes	34	45	(24)%

Sales	404	399	1%

	March 31,	Sept. 30,
	2005	2004
Total assets	3,448	3,455	0%

Income before income taxes at SRE was €34 million compared to €45 million in the second quarter a year earlier, due to lower income from rental activities and property disposals in the weak domestic commercial real estate market.

Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury activities was €77 million in the second quarter of fiscal 2005, compared to €128 million in the same period a year earlier. The difference was primarily due to lower income from derivatives not qualifying for hedge accounting.

Income statement highlights in the second quarter
Siemens reported second-quarter net income of €781 million. Net income of €1.210 billion in the same quarter a year earlier benefited from a pre-tax gain of €590 million on the sale of Infineon shares plus a related €246 million tax benefit, partially offset by a €433 million goodwill impairment.

Gross profit margin was 28.9% in the second-quarter, up from 28.6% a year earlier. A majority of the Groups in Operations achieved a gross profit improvement year-over-year, overcoming a decline in gross profit in the I&C Groups. Research and development expenses were 7.2% of sales compared to 7.0% in the second quarter a year ago, while marketing, selling and general administrative expenses as a percent of sales moved lower, to 17.9% of sales from 18.1% in the prior-year period.

Other operating income (expense), net was a negative €23 million in the second quarter, compared to negative €423 million a year earlier. The prior-year period included the goodwill impairment mentioned above. Income from investments in other companies was €212 million, compared to €777 million in the same period a year earlier, which included the Infineon share sale gain.

Income and earnings per share in the first six months
Net income for the first six months of fiscal 2005 was €1.782 billion. A year earlier, first-half net income of €1.936 billion included the net benefit of the share sale and goodwill effects mentioned above. Group profit from Operations for the first six months was €2.531 billion, up 4% compared to €2.437 billion in the prior year. Basic earnings per share were €2.00 and diluted earnings per share were €1.91 for the current period, compared to €2.17 and €2.08, respectively, in the first half a year earlier.

Sales and order trends for the first six months
Sales in the first six months of fiscal 2005 were €36.730 billion, a 2% increase from €36.123 billion in the prior-year period. Orders increased 5%, from €40.206 billion to €42.211 billion, primarily on growing demand in the Americas and Asia-Pacific. Excluding the net effects of acquisitions and dispositions and currency translation effects, orders were up 3% and sales remained stable year-over-year.

International sales rose 4%, to €28.653 billion, and orders increased 6%, to €33.628 billion. In contrast, sales in Germany declined 6% year-over-year, to €8.077 billion, while acquisitions between the periods under review kept orders in Germany level with the prior year, at €8.583 billion. In Europe outside Germany, sales declined 2%, to €12.336 billion, and orders slid 3%, to €14.064 billion. The weakness in European markets was more than offset by growth in the Americas and Asian-Pacific regions. Within the Americas, sales in the U.S. in the first half increased 10%, to €6.806 billion, and orders climbed 12%, to €7.357 billion, as organic growth and acquisitions combined to more than offset negative currency translation effects. Sales in Asia-Pacific increased 3%, to €4.436 billion, while orders climbed 22%, to €5.902 billion. Within Asia-Pacific, first-half sales in China were down 3%, at €1.276 billion. Orders in China surged to €2.120 billion, up 39% year-over-year, including major orders at TS, L&A, PG and PTD.

Liquidity for the first six months
Within Operations, operating and investing activities used net cash of €2.788 billion in the first half of fiscal 2005. Net cash provided in the same period a year earlier, €1.226 billion, included €1.794 billion in net proceeds from the sale of Infineon shares. The change year-over-year is also attributable to increases in net working capital in existing businesses and higher cash used for acquisitions. Both periods included supplemental cash contributions to Siemens’ pension plans, totaling €1.496 billion in the first half of fiscal 2005 and €1.255 billion in the first half a year earlier.

The two other components of Siemens, consisting of Financing and Real Estate and Corporate Treasury activities, provided net cash from operating and investing activities of €290 million in the first six months of fiscal 2005. The difference relative to net cash provided of €1.148 billion in the prior-year period is primarily due to a build-up of assets at SFS and lower proceeds from intracompany hedging activities at Corporate Treasury. In aggregate, net cash used in operating and investing activities for Siemens in the first six months was €2.498 billion compared to net cash provided of €2.374 billion a year earlier.

Funding status of pension plans
The funding status of Siemens’ principal pension plans on March 31, 2005 improved significantly compared to the end of the prior fiscal year, with an underfunding of approximately €1.1 billion compared to an underfunding of approximately €3.1 billion at

September 30, 2004. The improvement in funding status is mainly due to both supplemental and regular contributions plus a higher than expected actual return on plan assets during the first six months. The return on plan assets during the last six months amounted to €936 million. This represents a 10.1% return on an annualized basis, compared to an expected annualized return of 6.7%.

Economic Value Added
Economic Value Added (EVA) in the first half of fiscal 2005 was positive but below the level a year earlier. Excluding Infineon and the goodwill impairment mentioned above, EVA improved compared to the prior year.

Starting today at 10 a.m. CET, we will provide a live video webcast of the semiannual press conference with CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger. You can access the webcast at www.siemens.com/pressconference. You will also be able to download the speeches and the presentation. Starting at 3:00 p.m. CET, Siemens CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger will hold a conference with analysts and investors. You can follow the conference live on the internet by going to www.siemens.com/analystconference.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX200504.33 e Wolfram Trost 80312 Munich Tel.: +49 89 636-34794 Fax: -32825 E-Mail: wolfram.trost@siemens.com

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended March 31, 2005 and 2004 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	4,084	4,402	3,951	4,087	49	109	4,000	4,196	(19)	146
Siemens Business Services (SBS)	1,549	1,334	959	858	325	263	1,284	1,121	(129)	26
Automation and Drives (A&D)	2,352	2,180	1,942	1,794	316	308	2,258	2,102	277	235
Industrial Solutions and Services (I&S)	1,291	1,085	917	706	252	277	1,169	983	41	26
Logistics and Assembly Systems (L&A)	866	761	497	469	39	34	536	503	7	(30)
Siemens Building Technologies (SBT)	1,128	1,030	1,000	979	30	17	1,030	996	22	16
Power Generation (PG)	2,515	2,414	2,023	1,709	1	4	2,024	1,713	257	274
Power Transmission and Distribution (PTD)	1,229	907	820	721	70	72	890	793	61	63
Transportation Systems (TS)	1,011	1,121	936	1,010	4	7	940	1,017	4	(289)
Siemens VDO Automotive (SV)	2,343	2,160	2,342	2,154	6	8	2,348	2,162	160	128
Medical Solutions (Med)	1,923	1,736	1,767	1,678	7	30	1,774	1,708	218	228
Osram	1,057	1,088	1,038	1,064	19	24	1,057	1,088	117	116
Other Operations(5)	481	528	176	307	258	171	434	478	82	137

Total Operations Groups	21,829	20,746	18,368	17,536	1,376	1,324	19,744	18,860	1,098	1,076
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,306)	(1,574)	24	58	(1,314)	(1,300)	(1,290)	(1,242)	(290)	(108)
Other interest expense	—	—	—	—	—	—	—	—	(36)	(33)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	20,523	19,172	18,392	17,594	62	24	18,454	17,618	772	935

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	132	145	109	124	23	21	132	145	90	66
Siemens Real Estate (SRE)	404	399	62	76	342	323	404	399	34	45
Eliminations	(3)	—	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	533	544	171	200	362	341	533	541	124	111

Eliminations, reclassifications and Corporate Treasury	(382)	—	—	—	(424)	(365)	(424)	(365)	77	128

Siemens	20,674	19,716	18,563	17,794	—	—	18,563	17,794	973	1,174

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/05	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	2,831	2,134	(297)		108		168	104	125	144
Siemens Business Services (SBS)	835	632	(122)		(129)		69	55	64	51
Automation and Drives (A&D)	1,979	1,951	263		194		38	70	48	67
Industrial Solutions and Services (I&S)	972	1,003	49		34		(12)	5	21	9
Logistics and Assembly Systems (L&A)	459	537	15		(43)		1	10	7	8
Siemens Building Technologies (SBT)	1,435	1,359	71		112		21	21	25	31
Power Generation (PG)	2,604	1,997	24		287		38	40	52	45
Power Transmission and Distribution (PTD)	1,306	1,162	(64)		44		32	25	16	15
Transportation Systems (TS)	292	49	(84)		(139)		15	13	13	17
Siemens VDO Automotive (SV)	3,469	3,542	123		346		116	97	95	93
Medical Solutions (Med)	3,332	3,173	133		278		107	57	48	45
Osram	1,967	2,011	44		136		77	52	62	64
Other Operations(5)	1,905	1,672	(16)		(20)		16	17	15	16

Total Operations Groups	23,386	21,222	139		1,208		686	566	591	605
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,755)	(3,116)	(629	)(6)	1,511	(6)	23	(3)	—	438
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	42,460	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,091	67,927	(490)		2,719		709	563	591	1,043

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,123	9,055	342		688		90	106	49	49
Siemens Real Estate (SRE)	3,448	3,455	76		112		56	27	48	52
Eliminations	(461)	(576)	(23	)(6)	(17	)(6)	—	—	—	—

Total Financing and Real Estate	12,110	11,934	395		783		146	133	97	101

Eliminations, reclassifications and Corporate Treasury	1,270	(343)	(98	)(6)	63	(6)	—	—	—	—

Siemens	77,471	79,518	(193)		3,565		855	696	688	1,144

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.
(7)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the six months ended March 31, 2005 and 2004 and as of September 30, 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	8,754	9,181	8,091	8,573	152	190	8,243	8,763	221	320
Siemens Business Services (SBS)	3,399	2,733	1,905	1,804	635	527	2,540	2,331	(154)	70
Automation and Drives (A&D)	4,785	4,380	3,794	3,526	621	626	4,415	4,152	539	456
Industrial Solutions and Services (I&S)	2,757	2,214	1,871	1,452	481	528	2,352	1,980	61	41
Logistics and Assembly Systems (L&A)	1,458	1,622	1,035	981	80	64	1,115	1,045	45	(67)
Siemens Building Technologies (SBT)	2,216	2,135	1,989	2,004	51	32	2,040	2,036	71	55
Power Generation (PG)	5,000	5,090	3,590	3,609	12	6	3,602	3,615	471	519
Power Transmission and Distribution (PTD)	2,322	1,927	1,598	1,471	126	142	1,724	1,613	113	114
Transportation Systems (TS)	2,241	2,141	1,925	2,053	29	13	1,954	2,066	24	(257)
Siemens VDO Automotive (SV)	4,637	4,199	4,623	4,191	10	10	4,633	4,201	304	228
Medical Solutions (Med)	3,953	3,627	3,406	3,300	24	56	3,430	3,356	433	555
Osram	2,140	2,161	2,103	2,116	37	45	2,140	2,161	237	225
Other Operations(5)	947	968	404	585	499	325	903	910	166	178

Total Operations Groups	44,609	42,378	36,334	35,665	2,757	2,564	39,091	38,229	2,531	2,437
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,699)	(3,233)	36	95	(2,639)	(2,506)	(2,603)	(2,411)	(561)	(465)
Other interest expense	—	—	—	—	—	—	—	—	(64)	(67)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	41,910	39,145	36,370	35,760	118	58	36,488	35,818	1,906	1,905

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	272	277	233	230	39	47	272	277	189	123
Siemens Real Estate (SRE)	788	784	127	133	661	651	788	784	72	99
Eliminations	(6)	—	—	—	(6)	(5)	(6)	(5)	—	—

Total Financing and Real Estate	1,054	1,061	360	363	694	693	1,054	1,056	261	222

Eliminations, reclassifications and Corporate Treasury	(753)	—	—	—	(812)	(751)	(812)	(751)	181	126

Siemens	42,211	40,206	36,730	36,123	—	—	36,730	36,123	2,348	2,253

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/05	9/30/04	2005		2004		2005	2004	2005	2004
Operations Groups
Communications (Com)(7)	2,831	2,134	(616)		202		260	179	251	287
Siemens Business Services (SBS)	835	632	(312)		(260)		132	90	120	106
Automation and Drives (A&D)	1,979	1,951	481		407		77	123	93	116
Industrial Solutions and Services (I&S)	972	1,003	21		2		—	40	40	18
Logistics and Assembly Systems (L&A)	459	537	96		(148)		17	16	16	20
Siemens Building Technologies (SBT)	1,435	1,359	(2)		138		88	35	49	63
Power Generation (PG)	2,604	1,997	(191)		327		412	80	91	88
Power Transmission and Distribution (PTD)	1,306	1,162	(40)		103		63	37	31	30
Transportation Systems (TS)	292	49	(257)		(187)		30	24	25	30
Siemens VDO Automotive (SV)	3,469	3,542	321		442		222	190	191	186
Medical Solutions (Med)	3,332	3,173	139		294		163	282	95	90
Osram	1,967	2,011	248		319		128	99	126	127
Other Operations(5)	1,905	1,672	(200)		(79)		159	29	37	33

Total Operations Groups	23,386	21,222	(312)		1,560		1,751	1,224	1,165	1,194
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,755)	(3,116)	(2,476	)(6)	(334	)(6)	8	(13)	3	450
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	42,460	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,091	67,927	(2,788)		1,226		1,759	1,211	1,168	1,644

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,123	9,055	166		526		170	164	95	98
Siemens Real Estate (SRE)	3,448	3,455	(27)		173		117	63	92	101
Eliminations	(461)	(576)	(49	)(6)	(39	)(6)	—	—	—	—

Total Financing and Real Estate	12,110	11,934	90		660		287	227	187	199

Eliminations, reclassifications and Corporate Treasury	1,270	(343)	200	(6)	488	(6)	—	—	—	—

Siemens	77,471	79,518	(2,498)		2,374		2,046	1,438	1,355	1,843

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.
(7)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	18,563	17,794	(424)	(365)	18,454	17,618	533	541
Cost of sales	(13,198)	(12,705)	424	365	(13,190)	(12,637)	(432)	(433)

Gross profit on sales	5,365	5,089	—	—	5,264	4,981	101	108
Research and development expenses	(1,345)	(1,246)	—	—	(1,345)	(1,246)	—	—
Marketing, selling and general administrative expenses	(3,330)	(3,213)	—	—	(3,252)	(3,151)	(78)	(62)
Other operating income (expense), net	(23)	(423)	(22)	(17)	(31)	(426)	30	20
Income from investments in other companies, net	212	777	—	—	167	762	45	15
Income (expense) from financial assets and marketable securities, net	37	113	35	79	15	43	(13)	(9)
Interest income (expense) of Operations, net	(10)	5	—	—	(10)	5	—	—
Other interest income (expense), net	67	72	64	66	(36)	(33)	39	39

Income before income taxes	973	1,174	77	128	772	935	124	111
Income taxes	(161)	84	(13)	(14)	(127)	88	(21)	10
Minority interest	(31)	(48)	—	—	(31)	(48)	—	—

Net income	781	1,210	64	114	614	975	103	121

Basic earnings per share	0.88	1.36
Diluted earnings per share	0.84	1.30

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and
	Siemens		Corporate Treasury		Operations		Real Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	36,730	36,123	(812)	(751)	36,488	35,818	1,054	1,056
Cost of sales	(25,762)	(25,576)	812	751	(25,731)	(25,498)	(843)	(829)

Gross profit on sales	10,968	10,547	—	—	10,757	10,320	211	227
Research and development expenses	(2,574)	(2,492)	—	—	(2,574)	(2,492)	—	—
Marketing, selling and general administrative expenses	(6,849)	(6,563)	(1)	(1)	(6,697)	(6,436)	(151)	(126)
Other operating income (expense), net	(6)	(324)	(47)	(35)	(20)	(337)	61	48
Income from investments in other companies, net	356	882	—	—	282	854	74	28
Income (expense) from financial assets and marketable securities, net	336	75	104	37	246	59	(14)	(21)
Interest income (expense) of Operations, net	(24)	4	—	—	(24)	4	—	—
Other interest income (expense), net	141	124	125	125	(64)	(67)	80	66

Income before income taxes	2,348	2,253	181	126	1,906	1,905	261	222
Income taxes(1)	(497)	(236)	(38)	(13)	(404)	(200)	(55)	(23)
Minority interest	(69)	(81)	—	—	(69)	(81)	—	—

Net income	1,782	1,936	143	113	1,433	1,624	206	199

Basic earnings per share	2.00	2.17
Diluted earnings per share	1.91	2.08

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2005 and 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and
	Siemens		Corporate Treasury		Operations		Real Estate
	2005	2004	2005	2004	2005	2004	2005	2004
Cash flows from operating activities
Net income	1,782	1,936	143	113	1,433	1,624	206	199
Adjustments to reconcile net income to cash provided
Minority interest	69	81	—	—	69	81	—	—
Amortization, depreciation and impairments	1,355	1,843	—	—	1,168	1,644	187	199
Deferred taxes	49	(158)	4	(9)	39	(133)	6	(16)
Losses (gains) on sales and disposals of businesses and real estate, net	2	(121)	—	—	12	(104)	(10)	(17)
Gains on sales of investments, net	(17)	(592)	—	—	(17)	(592)	—	—
(Gains) on sales and impairments of marketable securities, net	(231)	(39)	—	(10)	(231)	(28)	—	(1)
Loss (income) from equity investees, net of dividends received	(251)	(259)	—	—	(242)	(274)	(9)	15
Change in current assets and liabilities
(Increase) decrease in inventories, net	(1,138)	(783)	—	—	(1,130)	(800)	(8)	17
(Increase) decrease in accounts receivable, net	876	332	212	164	646	179	18	(11)
Increase (decrease) in outstanding balance of receivables sold	(43)	19	(59)	17	16	2	—	—
(Increase) decrease in other current assets	(149)	551	(47)	279	(76)	23	(26)	249
Increase (decrease) in accounts payable	(600)	101	(6)	(13)	(584)	103	(10)	11
Increase (decrease) in accrued liabilities	(147)	20	(16)	—	(79)	20	(52)	—
Increase (decrease) in other current liabilities	(728)	(552)	100	(27)	(904)	(564)	76	39
Supplemental contributions to pension trusts	(1,496)	(1,255)	—	—	(1,496)	(1,255)	—	—
Change in other assets and liabilities	(17)	454	65	151	(70)	304	(12)	(1)

Net cash provided by (used in) operating activities	(684)	1,578	396	665	(1,446)	230	366	683
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,366)	(1,111)	—	—	(1,111)	(893)	(255)	(218)
Acquisitions, net of cash acquired	(599)	(93)	—	—	(582)	(88)	(17)	(5)
Purchases of investments	(81)	(234)	—	—	(66)	(230)	(15)	(4)
Purchases of marketable securities	(4)	(32)	(1)	(10)	(3)	(22)	—	—
(Increase) decrease in receivables from financing activities	(345)	(174)	(262)	(243)	—	—	(83)	69
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	59	(17)	—	—	(59)	17
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	276	2,078	—	—	139	1,980	137	98
Increase (decrease) from sales and dispositions of businesses	(15)	224	—	—	(16)	205	1	19
Proceeds from sales of marketable securities	320	138	8	93	297	44	15	1

Net cash provided by (used in) investing activities	(1,814)	796	(196)	(177)	(1,342)	996	(276)	(23)
Cash flows from financing activities
Proceeds from issuance of common stock	—	3	—	—	—	3	—	—
Purchase of common stock	(150)	—	—	—	(150)	—	—	—
Proceeds from re-issuance of treasury stock	113	—	—	—	113	—	—	—
Repayment of debt	—	(265)	—	(265)	—	—	—	—
Change in short-term debt	640	101	706	213	(96)	(82)	30	(30)
Dividends paid	(1,112)	(978)	—	—	(1,112)	(978)	—	—
Dividends paid to minority shareholders	(77)	(62)	—	—	(77)	(62)	—	—
Intracompany financing	—	—	(3,875)	899	3,980	(228)	(105)	(671)

Net cash provided by (used in) financing activities	(586)	(1,201)	(3,169)	847	2,658	(1,347)	(75)	(701)
Effect of exchange rates on cash and cash equivalents	(57)	(89)	(53)	(77)	(4)	(11)	—	(1)
Net increase (decrease) in cash and cash equivalents	(3,141)	1,084	(3,022)	1,258	(134)	(132)	15	(42)
Cash and cash equivalents at beginning of period	12,190	12,149	11,251	11,345	908	725	31	79

Cash and cash equivalents at end of period	9,049	13,233	8,229	12,603	774	593	46	37

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2005 and September 30, 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	3/31/05	9/30/04	3/31/05	9/30/04	3/31/05	9/30/04	3/31/05	9/30/04
ASSETS
Current assets
Cash and cash equivalents	9,049	12,190	8,229	11,251	774	908	46	31
Marketable securities	1,613	1,386	1	8	1,609	1,361	3	17
Accounts receivable, net	14,774	15,470	(8)	(8)	10,626	11,275	4,156	4,203
Intracompany receivables	—	—	(7,736)	(12,257)	7,734	12,251	2	6
Inventories, net	12,533	11,358	(3)	(2)	12,463	11,295	73	65
Deferred income taxes	1,087	1,144	96	61	919	1,018	72	65
Other current assets	4,847	4,398	792	710	3,080	2,793	975	895

Total current assets	43,903	45,946	1,371	(237)	37,205	40,901	5,327	5,282

Long-term investments	3,889	4,122	—	—	3,591	3,790	298	332
Goodwill	6,685	6,476	—	—	6,603	6,394	82	82
Other intangible assets, net	2,412	2,514	—	—	2,401	2,501	11	13
Property, plant and equipment, net	10,706	10,683	—	1	7,229	7,242	3,477	3,440
Deferred income taxes	4,838	4,811	1,166	1,133	3,595	3,598	77	80
Other assets	5,038	4,966	39	44	2,161	2,217	2,838	2,705
Other intracompany receivables	—	—	(1,306)	(1,284)	1,306	1,284	—	—

Total assets	77,471	79,518	1,270	(343)	64,091	67,927	12,110	11,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,353	1,434	1,506	850	533	451	314	133
Accounts payable	8,759	9,326	(9)	(3)	8,558	9,109	210	220
Intracompany liabilities	—	—	(6,641)	(7,449)	694	1,703	5,947	5,746
Accrued liabilities	9,057	9,240	120	6	8,823	9,055	114	179
Deferred income taxes	1,568	1,522	(182)	(282)	1,474	1,528	276	276
Other current liabilities	11,066	11,850	407	452	10,373	11,173	286	225

Total current liabilities	32,803	33,372	(4,799)	(6,426)	30,455	33,019	7,147	6,779

Long-term debt	9,593	9,785	8,495	8,538	681	750	417	497
Pension plans and similar commitments	3,065	4,392	—	—	3,065	4,392	—	—
Deferred income taxes	515	569	182	184	225	274	108	111
Other accruals and provisions	3,779	4,016	25	25	3,437	3,586	317	405
Other intracompany liabilities	—	—	(2,633)	(2,664)	415	457	2,218	2,207

	49,755	52,134	1,270	(343)	38,278	42,478	10,207	9,999

Minority interests	531	529	—	—	531	529	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,292,506 and 1,113,285,711 shares, respectively
Issued: 891,082,506 and 891,075,711 shares, respectively	2,673	2,673
Additional paid-in capital	5,144	5,121
Retained earnings	26,117	25,447
Accumulated other comprehensive income (loss)	(6,749)	(6,386)
Treasury stock, at cost 1,751 and 250 shares, respectively	—	—

Total shareholders’ equity	27,185	26,855	—	—	25,282	24,920	1,903	1,935

Total liabilities and shareholders’ equity	77,471	79,518	1,270	(343)	64,091	67,927	12,110	11,934

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: April 27, 2005	/s/ Dr. Ralf Thomas
	Name:	Dr. Ralf Thomas
	Title:	Vice President Reporting and Taxes

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller